

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 18, 2016

Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium

> **Re:** **TiGenix**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed July 13, 2016**
> **File No. 333-208693**

Dear Mr. Fernandez de Araoz:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please revise your disclosures throughout your registration statement implying that EMA authorization is guaranteed. For example:

   - Your reference to revenues "which will primarily consist of royalties from sales of Cx601 under our license agreement with Takeda, once the product comes to market …" on page 18; and
   - Your statement on page 66 "Going forward, we expect to receive ongoing royalty payments from Takeda…"

Transactions with Related Companies, page 174

2.   We note that Gri-Cel SA and TiGenix are clients of Alliance for Regenerative Medicine. Among other things, we note that the Alliance for Regenerative medicine coordinates stakeholders in the industry; promotes private funding of R&D in regenerative medicine; and provides investor outreach services to support the growth of member companies. Given Mr. Bravo's position as a director for the Alliance for Regenerative Medicine and Gri-Cel's investment in TiGenix, please consider whether additional information about these relationships and any services provided by the Alliance for Regenerative Medicine with respect to TiGenix and Gri-Cel is warranted. If you conclude no additional discussion is warranted, please tell us the basis for your conclusion.

Principal Shareholders, page 175

3.   With respect to the 3% or greater shareholders, please confirm that you have identified all persons who will have Schedule 13D or Schedule 13G obligations. If any of the beneficial owners of the entities identified will have such reporting obligations, please identify them by footnote.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter Castellon, Esq., Proskauer Rose LLP